Exhibit 99.1

Cian PLC Announces First Quarter 2022 Financial Results

Larnaca, Cyprus, June 2, 2022 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Key Financial and Operational Highlights1

•	Revenue increased by 38% Y-o-Y to RUB 1,726 million ($20.5 million).

•	Profit for the period amounted to RUB 44 million ($0.5 million).

•	Adjusted EBITDA[2] turned positive and reached RUB 56 million ($0.7 million).

•	Adjusted EBITDA Margin[2] amounted to 3.2%.

•	Average UMV (Unique Monthly Visitors)[3] decreased by 10% Y-o-Y to 19.2 million.

•	Core Business revenue increased by 36% Y-o-Y to RUB 1,622 million ($19.3 million).

•	Core Business Adjusted EBITDA[4] increased by 96% Y-o-Y to RUB 261 million ($3.1 million).

•	Core Business Adjusted EBITDA Margin[2,5] improved by 5 ppt Y-o-Y and reached 16.1%.

Maxim Melnikov, Executive Chairperson of the Board of Directors of Cian PLC, commented: “In the first quarter 2022 Cian showed strong growth and reached profitability notwithstanding the challenges that we faced towards the end of the quarter. As a result of its countercyclical nature our business continues to demonstrate robust performance despite volatile market conditions and decreasing demand for real estate. Moreover, based on our prior experience we believe that during the times of economic downturns our key customer groups such as realtors and developers tend to allocate their marketing budgets towards the market leader helping the first-choice player to solidify its positions. Given existing uncertainty and market volatility, we will continue to closely monitor developments in our key markets and make every effort to minimize any negative impact on our business and secure future growth.”

Dmitriy Grigoriev, Chief Executive Officer of Cian PLC, commented: “Despite adverse market environment, our business showed positive dynamics. Monetization introduction in new regions and price increases as well as a solid increase in advertising investments by developers on our platform resulted in a significant revenue growth that outpaced the increase of operating expenses and resulted in positive adjusted EBITDA. We believe that even in challenging market conditions our business will be able to continue its steady growth.”

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

2 Adjusted EBITDA, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

3 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for 2021 and 2022, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

4 Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in this release are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for further information.

5 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

First Quarter 2022 Results

Factors affecting year-over-year trends and comparisons

We believe that trends in the real estate market in the first quarter of 2022 were particularly characterized by the following events: (i) key interest rate hike to 20.0% in late February 2022 which in combination with tight subsidized mortgage limits led to the decrease in the demand for primary and secondary real estate, as well as in the mortgage market; (ii) that decline was partially offset by a temporary increase in demand in the real estate market in the second half of February and March that was driven by the challenging geopolitical and economic environment.

Although the Central Bank of the Russian Federation (CBR) decreased the key interest rate three times in a row to 17.0% (April 8), 14.0% (April 29) and 11.0% (May 26), mortgage interest rates remain high and we believe continue to pressure the demand for real estate.

Revenue

Revenue for the three months ended March 31, 2022 amounted to RUB 1,726 million compared to RUB 1,248 million for the three months ended March 31, 2021, demonstrating an increase of RUB 478 million, or 38%. Revenue growth was primarily driven by growth of the Core Business segment, as well as the Mortgage Marketplace segment.

The following table sets forth a breakdown of our revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	1,248	1,726	20.5	38%
Core Business, including	1,191	1,622	19.3	36%
Listing revenue	754	998	11.9	32%
Lead generation revenue	300	473	5.6	58%
Display advertising revenue	134	146	1.7	9%
Mortgage Marketplace	45	69	0.8	53%
Valuation and Analytics	12	14	0.2	17%
End-to-End Offerings	-	21	0.2	-

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 1,622 million for the three months ended March 31, 2022, increasing by 36% compared to RUB 1,191 million for the three months ended March 31, 2021. Core Business revenue growth was driven by a positive performance across all key revenue streams – listing revenue, representing secondary real estate and commercial real estate verticals, as well as lead generation and display advertising revenue, predominantly representing the primary real estate vertical.

Core Business revenue in Moscow and the Moscow region for the three months ended March 31, 2022 was RUB 1,191 million, an increase of RUB 290 million, or 32%, compared to RUB 901 million for the same period of the prior year. Core Business revenue in other Russian regions for the three months ended March 31, 2022 was RUB 431 million, an increase of RUB 141 million, or 49%, as compared to RUB 290 million for the same period of the prior year.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 32% to RUB 998 million for the three months ended March 31, 2022 from RUB 754 million for the same period of the prior year.

The following table presents the listing revenue, the number of listings and the average daily revenue per listing for the periods indicated:

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	Y-o-Y growth
Listing revenue, including (RUB, million)	754	998	32%
Moscow and Moscow Region	542	688	27%
Other Russian Regions	212	310	46%

Listings(1), including (million)	2.04	1.70	(17)%
Moscow and Moscow Region	0.30	0.28	(6)%
Other Russian Regions	1.74	1.42	(19)%

Average daily revenue per listing(2) (RUB)	4.1	6.7	59%
Moscow and Moscow Region	19.9	26.9	35%
Other Russian Regions	1.4	2.4	80%

1 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

2 Average daily revenue per listing is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period

We believe that the growth of the Core Business listing revenue was primarily driven by the following factors:

(i)	re-launch of monetization of listing services following its temporary suspension from April 2020 due to the COVID-19 pandemic, primarily including the continued re-launch of monetization in certain Russian regions with the total number of monetized regions (where base listing services in both secondary residential and commercial listing are monetized) reaching 42 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of March 31, 2022 as compared to 8 as of March 31, 2021;

(ii)	listings services price increases, which were implemented as a part of a regular review of listing rates.

In the three months ended March 31, 2022, we had approximately 1.7 million listings on our platform, compared to approximately 2.0 million in the three months ended March 31, 2021. The decrease in the number of listings was predominantly driven by monetization re-introduction, price increases (decline in stale, duplicate and other illiquid listings) and general market uncertainty. Increase of the key interest rate motivated people and developers to close deals swiftly before mortgage rates increase. At the same time, some owners opted to postpone any deals waiting for the stabilization of the economy. Both of these factors negatively affected the amount of content on our platform.

In the beginning of the second quarter 2022, we see that the number of listings on our platform as well as the exposition time of a listing is increasing, which significantly supports our secondary real estate vertical.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 58% to RUB 473 million in the three months ended March 31, 2022 from RUB 300 million in the three months ended March 31, 2021. Display advertising revenue increased by 9% to RUB 146 million for the three months ended March 31, 2022.

The growth of Core Business lead generation revenue was driven mainly by the increase in the average revenue per lead to developers. Increase in the average revenue per lead to developers resulted primarily from price increases, higher investments in value-added services in March as a result of increased developers market activity, and new tariff launch in January 2022. The growth of average revenue per lead to developers was supported by an increase in the number of leads to developers from approximately 60 thousand in the first quarter of 2021 to approximately 62 thousand in the first quarter of 2022. The modest increase in the number of leads to developers was driven mainly by lower demand in the market as a result of narrower range of property objects eligible for subsidized mortgage program after the change of the parameters of such program such as decrease in July 2021 of maximum mortgage limits by 4 times for Moscow, St. Petersburg and their regions and by 2 times for other regions along with the slight increase in rate from 6.5% to 7.0%.

Mortgage marketplace segment revenue

Mortgage Marketplace revenue was RUB 69 million for the three months ended March 31, 2022 compared to RUB 45 million for the same period of the prior year, corresponding to an increase of RUB 24 million or 53% driven primarily by the growth of mortgage market in Russia in the first quarter of 2022 partially offset by an abrupt decrease starting from the end of February 2022 driven by a sharp increase of key interest rate from 9.5% to 20.0% on February 28 by CBR.

Operating expenses

Total operating expenses increased by 19% to RUB 1,913 million in the three months ended March 31, 2022 from RUB 1,608 million in the three months ended March 31, 2021, primarily driven by an increase in marketing and employee-related expense, as well as other operating expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	1,608	1,913	22.8	19%
Marketing expenses	605	691	8.2	14%
Employee-related expenses, including	799	884	10.5	11%
Wages, salaries and related taxes	557	689	8.2	24%
Share-based payment expense	228	175	2.1	-23%
IT expenses	96	136	1.6	42%
Depreciation and amortization	64	68	0.8	6%
Other operating expenses	44	134	1.6	205%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

Employee-related expenses

Employee-related expenses increased by 11% to RUB 884 million in the three months ended March 31, 2022 from RUB 799 million in the three months ended March 31, 2021. Wages, salaries and related taxes and other employee-related expenses were a total of RUB 689 million for the three months ended March 31, 2022 compared to RUB 557 million for the three months ended March 31, 2021. This increase was primarily due to headcount growth and salary growth in line with the market level.

Wages, salaries and related taxes as a percentage of revenue decreased year-over-year from 44.6% for the first quarter of 2021 to 39.9% for the first quarter 2022.

Marketing expenses

Marketing expenses increased to RUB 691 million in the three months ended March 31, 2022 from RUB 605 million in the three months ended March 31, 2021. This increase was primarily driven by shifting a main focus to offline marketing (TV advertising) and growth of TV ads costs.

Marketing expenses as a percentage of revenue decreased to 40.0% in the first quarter of 2022 from 48.5% in the first quarter of 2021, driven primarily by the increase in revenue.

IT expenses

IT expenses increased by 42% to RUB 136 million in the three months ended March 31, 2022 from RUB 96 million in the three months ended March 31, 2021. This increase was primarily driven by our transition to cloud hosting services, expansion of our call tracking as well as currency rate growth in the first quarter of 2022.

Other operating expenses

Other operating expenses increased by 205% to RUB 134 million in the three months ended March 31, 2022 from RUB 44 million in the three months ended March 31, 2021, primarily driven by the capital markets and consulting expenses growth.

Profit for the period

Profit for the three months ended March 31, 2022 was RUB 44 million compared to a loss of RUB 383 million for the three months ended March 31, 2021. The change from loss for the period to profit for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below as well as a foreign currency exchange gain of RUB 185 related to our USD denominated cash balances.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended March 31, 2022 reached RUB 56 million, compared to negative RUB 68 million for the three months ended March 31, 2021. The increase in Adjusted EBITDA was primarily driven by the revenue growth partially offset by increase in operating costs.

Adjusted EBITDA Margin increased by 8.7 ppt to 3.2% for the three months ended March 31, 2022.

Core Business Adjusted EBITDA increased by 96% to RUB 261 million in the three months ended March 31, 2022 from RUB 133 million in the three months ended March 31, 2021. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin improved by 4.9 ppt reaching 16.1% for the three months ended March 31, 2022.

Mortgage Marketplace Adjusted EBITDA was negative RUB 59 million in the three months ended March 31, 2022 compared to negative RUB 123 million in the three months ended March 31, 2021. The dynamic was primarily driven by more than 50% revenue growth outpacing the growth of operating expenses (24% y-o-y).

Recent Developments

Impact of the Latest Geopolitical Developments on the Company

On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military operation remains highly unpredictable. In response to the military operation in Ukraine, the United States, the United Kingdom, the European Union governments and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy. Given the vast scope of the recent sanctions introduced by the United States, the United Kingdom, the European Union or other countries and other measures such as corporate boycotts as well the constantly evolving market environment, it is hard to predict the full impact of such sanctions or the measures taken by the Russian government in response to such sanctions on the Russian economy or certain sectors thereof.

On February 28, 2022, the Central Bank of the Russian Federation (CBR) sharply increased the key interest rate from 9.5% to 20.0%. In the second quarter 2022, in response to a significant slowdown of inflation after it peaked in March, the CBR subsequently decreased the key interest rate three times to 17.0% (April 8), 14.0% (April 29) and 11.0% (May 26).

Simultaneously, government continues to support affordability of real estate by among other measures expanding the maximum limits of subsidized mortgages to RUB 30 million in Moscow and St. Petersburg and to RUB 15 million in other regions. Although the subsidized sum remained the same (RUB 12 million in Moscow and St. Petersburg and RUB 6 million in other regions) it will be possible to cover the rest of the limit by a mortgage with market interest rate.

Although neither the Company nor any of its subsidiaries is subject to any sanctions announced to-date, the impact of these and further developments on the future operations and financial position of the Group may be significant, but at this stage is difficult to determine. Current and future risks to the Group include, among others, the deterioration of the Russian economy, the risk of reduced or blocked access to capital markets and ability to obtain financing, and the risk of restrictions on the usage of certain software.

As of today, Cian’s management believes that the ability of the Group to conduct business has not been inhibited and we continue to operate our business in accordance with the circumstances that arise. The Company has a strong balance sheet, with a significant cash balance and no debt. All of these factors should allow us to maintain financial flexibility even in the case of a significant economic downturn. However, we cannot guarantee that the current geopolitical situation, conflict surrounding Russia and Ukraine and the resulting economic developments in Russia will not adversely affect our operations and financial results in the future.

On February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including Cian, which suspension currently remains in place.

We will continue to closely monitor all developments in the key markets where we operate and analyze recently introduced and potential additional sanctions in order to be able to react to the changing environment accordingly and to make every effort to ensure we minimize any negative impact on our business and secure the safety of our partners, users and employees, while continuing to support the uninterrupted operation of our services.

First Quarter 2022 Financial Results Conference Call

In light of the existing uncertainty and market volatility, the Company will not be conducting its first quarter 2022 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for September 2021). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the first quarter of 2022, the Company had over 1.7 million listings available through its platform and the monthly audience with an average UMV of over 19.1 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” in Cian’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD(1)
Revenue	1,248	1,726	20.5

Operating expenses:
Marketing expenses	(605)	(691)	(8.2)
Employee-related expenses	(799)	(884)	(10.5)
IT expenses	(96)	(136)	(1.6)
Depreciation and amortization	(64)	(68)	(0.8)
Other operating expenses	(44)	(134)	(1.6)
Total operating expenses	(1,608)	(1,913)	(23)

Operating loss	(360)	(187)	(2.2)
Finance costs	(16)	(4)	(0.0)
Finance income	3	12	0.1
Foreign currency exchange (loss)/gain, net	(27)	185	2.2
Other income	-	9	0.1
Profit/(loss) before income tax	(400)	15	0.2
Income tax benefit	17	29	0.3
Profit/(loss) for the period	(383)	44	0.5
Total comprehensive income/(loss) for the period	(383)	44	0.5

Profit/(loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	(6.13)	0.63	0.01
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	(6.13)	0.62	0.01
Basic weighted average number of ordinary shares, in thousand	62,464	69,872	69,872
Diluted weighted average number of ordinary shares, in thousand	62,464	71,299	71,299

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD(1)
	(audited)	(unaudited)	(unaudited)
Assets
Non-current assets
Property and equipment	49	56	0.7
Right-of-use assets	98	86	1.0
Goodwill	785	785	9.3
Intangible assets	1,197	1,170	13.9
Deferred tax assets	226	262	3.1
Other non-current assets	15	15	0.2
Total non-current assets	2,370	2,374	28.2

Current assets
Inventories	108	112	1.3
Advances paid and prepaid expenses	93	147	1.7
Trade and other receivables	408	354	4.2
Prepaid income tax	4	2	0.0
Cash and cash equivalents	2,419	2,578	30.7
Other current assets	198	94	1.1
Total current assets	3,230	3,287	39.1
Total assets	5,600	5,661	67.3

Equity and liabilities
Equity
Share capital	2	2	0.0
Share premium	7,614	7,614	90.6
Equity-settled employee benefits reserves	110	285	3.4
Accumulated losses	(3,854)	(3,810)	(45.3)
Total equity	3,872	4,091	48.7

Liabilities
Non-current liabilities
Lease liabilities	48	42	0.5
Deferred tax liabilities	135	134	1.6
Deferred income	125	127	1.5
Total non-current liabilities	308	303	3.6

Current liabilities
Contract liabilities	425	387	4.6
Trade and other payables	619	549	6.5
Income tax payable	59	4	0.0
Other taxes payable	241	256	3.0
Lease liabilities	43	38	0.5
Deferred income	33	33	0.4
Total current liabilities	1,420	1,267	15.1
Total liabilities	1,728	1,570	18.7
Total liabilities and equity	5,600	5,661	67.3

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Cash flows from operating activities
Loss before income tax	(400)	15	0.2
Adjusted for:
Depreciation and amortization	64	68	0.8
Employee share-based payment expense	228	175	2.1
Finance income	(3)	(12)	(0.1)
Finance costs	16	4	0.0
Foreign currency exchange (gain) / loss, net	27	(185)	(2.2)
(Reversal) / Allowance for expected credit losses	1	(7)	(0.1)
Working capital changes:
Decrease / (increase) in trade and other receivables	(40)	57	0.7
Increase in advances paid and prepaid expenses	(4)	(54)	(0.6)
Decrease / (increase) in other assets	(58)	100	1.2
(Decrease) / increase in trade and other payables	47	(124)	(1.5)
(Decrease) / increase in contract liabilities and deferred income	6	(47)	(0.6)
Increase in other liabilities	73	16	0.2
Cash generated from / (used in) operating activities	(43)	6	0.1
Income tax paid	(18)	(61)	(0.7)
Interest received	3	12	0.1
Interest paid	(16)	(2)	(0.0)
Net cash used in operating activities	(74)	(45)	(0.6)

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	(1,651)	-	-
Purchase of property and equipment	(9)	(15)	(0.2)
Purchase of intangible assets	(20)	(19)	(0.2)
Net cash used in investing activities	(1,680)	(34)	(0.4)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	2,265	-	-
Repayment of borrowings	(93)	-	-
Payment of principal portion of lease liabilities	(10)	(11)	(0.1)
Net cash (used in) / generated from financing activities	2,162	(11)	(0.1)

Net (decrease) / increase in cash and cash equivalents	408	(90)	(1.1)
Cash and cash equivalents at the beginning of the period	449	2,419	28.8
Effect of exchange rate changes on cash and cash equivalents	(1)	242	2.9
Reversal of allowance for expected credit losses	-	7	0.1
Cash and cash equivalents at the end of the period	856	2,578	30.7

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from Loss for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD(1)
Profit/ (loss) for the period	(383)	44	0.5
Income tax expense	(17)	(29)	(0.3)
Profit/ (loss) before income tax	(400)	15	0.2
Depreciation and amortization	64	68	0.8
Finance expenses, net(2)	13	(8)	(0.1)
Foreign currency exchange loss / (gain), net	27	(185)	(2.2)
Share-based payment expenses	228	175	2.1
Income from the depositary	-	(9)	(0.1)
Adjusted EBITDA(3)	(68)	56	0.7
Adjusted EBITDA Margin(4)	-	3.2%	3.2%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

2 Comprises finance costs and finance income for the respective periods

3 Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based incentive program consisting of phantom share options and restricted share units and income from the depository

4 Defined as Adjusted EBITDA divided by revenue for the respective periods

Segment Data and Reconciliation to Adjusted EBITDA (in millions of RUB and USD)

	Three months ended (unaudited)
	March 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	USD(1)
Adjusted EBITDA(2)	(68)	56	0.7
Core Business Adjusted EBITDA	133	261	3.1
Core Business Adjusted EBITDA for Moscow and the Moscow region(3)	474	694	8.3
Core Business Adjusted EBITDA for Other regions(4)	(341)	(433)	(5.1)
Mortgage Marketplace Adjusted EBITDA	(123)	(59)	(0.7)
Valuation and Analytics Adjusted EBITDA	(17)	(8)	(0.1)
C2C Rental Adjusted EBITDA	(35)	(5)	(0.1)
End-to-End Offerings Adjusted EBITDA	(26)	(133)	(1.6)
Core Business EBITDA margin	11.2%	16.1%	16.1%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2022 (RUB 84.0851 to USD 1.00)

2 Starting from the first quarter 2022 the Group changed its management reporting to be more convergent with IFRS. The following differences were eliminated: (1) Reclassification of lease related amortization and interest – for the purposes of CODM’s assessment of operating performance rental expenses were previously considered operating expenses included in Adjusted EBITDA, rather than depreciation and interest expense, thus, IFRS 16 ‘Leases’ was not applied for the purpose of management reporting; (2) Reclassification of operating expense related to software licenses to amortization – for the purposes of CODM’s assessment of operating performance expenses related to software licenses were considered operating expenses included in Adjusted EBITDA, rather than amortization of intangible assets. The corresponding information for the three months ended March 31, 2021 is restated accordingly.

3 For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit

4 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

Other Historical Operational Data

	Average UMV (1) (in millions)		Listings (2) (in millions)	Listings Moscow and the Moscow region	Listings Other regions	Leads to developers (3) (in thousands)
March 31, 2019	12.7		1.98	0.38	1.60	48.0
June 30, 2019	12.6		1.98	0.39	1.59	41.5
September 30, 2019	14.0		1.92	0.37	1.55	45.8
December 31, 2019	14.1		1.78	0.35	1.43	44.3
March 31, 2020	15.5		1.74	0.32	1.42	54.0
June 30, 2020	14.9		2.30	0.46	1.83	49.9
September 30, 2020	18.0		2.38	0.37	2.01	75.1
December 31, 2020	17.6		2.14	0.32	1.82	65.8
March 31, 2021	21.2	(4)	2.04	0.30	1.74	60.2
June 30, 2021	19.9	(4)	2.25	0.32	1.93	53.2
September 30, 2021	20.5	(4)	1.90	0.31	1.59	57.3
December 31, 2021	20.3	(4)	1.78	0.29	1.49	58.6
March 31, 2022	19.2		1.70	0.28	1.42	62.2

1 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

3 Leads to developers means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period

4 In the first quarter of 2022 we made a decision to change the methodology of average UMV calculation. As of March 31, 2022, it includes UMV of N1 that was not included before. Quarterly historical numbers for 2021 have been recalculated retrospectively for comparability with the new methodology and differ from the data for the same periods published earlier in 6-K forms on April 5, 2022, and November 24, 2021